

April 4, 2011

Mr. Xu Hai Bo
President
Avante Systems, Inc.
50 West Liberty St., Suite 880
Reno, NV 89501

> **Re: Avante Systems, Inc.**
> **Amendment No. 3 to the Registration Statement on Form S-1**
> **Filed December 21, 2010**
> **File No. 333-171305**

Dear Mr. Xu:

We have reviewed your registration statement and have the following comment.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments.

General

1. We note your response to prior comment one in our letter dated March 10, 2011. Please note that the amount being registered constituted more than 60% of your outstanding shares, not held by affiliates. This fact combined with your company begin considered a shell company mandates that any shareholders who receive their shares from the company are deemed to be underwriters for purposes of any of the resales. Please revise your registration statement to identify all of your selling shareholders as underwriters. For further guidance, please refer to SEC Release 33-8869 (2007) which preserved the "presumptive underwriter" provision with respect to the sale of securities of shell companies.

You may contact Rahim Ismail, Staff Accountant, at (202) 551-4965 or Terry French, Accountant Branch Chief, at (202) 551-3828 if you have questions regarding comments on the financial statements and related matters. Please contact Kate Beukenkamp, Staff Attorney, at (202) 551-6971 or Larry Spirgel, Assistant Director, at (202) 551-3810 with any questions.

Sincerely,

/s/ Larry Spirgel

Larry Spirgel
Assistant Director

cc: Via facsimile to (800) 731-6120
        David S. Jennings, Esq.